SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

June 11, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
    Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-140129

Dear Mr. Fuller:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 3 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed on May 15, 2007. One of the copies has been marked to show changes from the Registration Statement.

By letter dated June 6, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Form SB-2 General

1.
We are unable to locate a copy of amendment 2 that was marked to show the changes between the text in amendment 1 the text of amendment 2. Please be advised that Item 310 of Regulation S-T requires that each amendment be accompanied by the electronic submission of a marked copy that indicates the changes made. Your next amendment should comply with Item 310 of Regulation S-T.

The Company has taken note of the Staff’s comment and has included a marked copy with this submission.

Recent Financing, page 28

2.
Since all of the warrants and the debenture contain provisions to reduce the conversion price per share to the lowest price received by USTelematics in any sale of its shares, please do not describe this as a “standard adjustment.” Please revise the disclosure to reflect more accurately reflect the best price protection that has been provided to the investors.

The Company has made revisions in accordance with the Staff’s comment. See pages 2, 13 and 28 of the Registration Statement.

3.
Ensure that discussion of each of the Class A Warrants, Class B Warrants, and Exchange Bonus Warrants is included in the “Recent Financing?’ section, and that those discussions are materially complete.

The Company believes that the descriptions for each of the series of warrants are materially complete. However, it has added language to highlight the description of the Exchange Bonus Warrants.

4.
On page 29, page 32 and at other locations where you use a price of $.50 per share to compute the value of the shares that may be issued to the selling shareholders, more clearly state that the price you used does not represent a price established in any market, as there is no market for your common stock.

The Company has made revisions in accordance with the Staff’s comment. See pages 29, 32 and 36 of the Registration Statement.

5.
Please see comment 6 of our letter dated April 4, 2007. The reference to the comment numbers remains on page 36 despite the statement in the response letter to the contrary. Please delete this information, which does not appear to be of material interest to potential investors.

The Company has deleted the references to Staff comments that previously had been inadvertently left in the document in accordance with the Staff’s comment.

6.
Please see comment 8 of our letter dated April 4, 2007. In your response letter, furnish us with the data that were used in reaching your conclusion that the shares held by affiliates of the selling shareholders are negligible

The Company believes that the Staff’s comment is premised on the Company’s inadvertent omission of language from its response to prior comment 8. As a result, no further response is required. The correct response should have read (previous omission underscored):

The Company advises the Staff that the requested information was omitted because the number of shares held by persons other than selling shareholders, affiliates of the company, or affiliates of the selling shareholders is negligible. Therefore, the requested disclosure would not be meaningful.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman